July 6, 2021	1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
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VIA EDGAR AND ACCELLION/KITEWORKS

SECURE FILE TRANSFER SYSTEM

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sergio Chinos, Esq.
Erin Purnell, Esq.
Andi Carpenter
Anne McConnell

Re:	TGPX Holdings I LLC
Amendment No. 1 to the
Draft Registration Statement on Form S-1
Submitted June 10, 2021
CIK No. 0001857853

Ladies and Gentlemen:

On behalf of TGPX Holdings I LLC, a Delaware limited liability company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 23, 2021, relating to the Company’s above referenced confidential Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted on June 10, 2021 (the “Amendment No. 1”). We are submitting this letter via EDGAR and have publicly filed a Registration Statement on Form S-1 (the “Registration Statement”), which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, through the Commission’s Accellion/KiteWorks secure file transfer system, copies of this letter, a clean copy of the Registration Statement and a copy of the Registration Statement marked to show all changes from Amendment No. 1 confidentially submitted on June 10, 2021. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

July 6. 2021

A Note from Jeremy Andrus, CEO of Traeger, page iv

1.	Please move Mr. Andrus’ letter to a section of the prospectus that follows the Risk Factors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has moved Mr. Andrus’ letter after the Risk Factors section and immediately before the Business section.

Selected Consolidated Financial Data, page 69

2.	Please remove the parentheses from Income before provision for income taxes for the periods ended March 31, 2021 and 2020 since such amounts represent income rather than losses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 77 of the Registration Statement.

Financial Statements

General, page F-1

3.	Please provide subsequent event disclosures as required by ASC 855-10-50. This comment is also applicable to the interim financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages F-28 and F-40 of the Registration Statement to provide subsequent event disclosures.

* * *

July 6. 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-4520 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Stelios G. Saffos

Stelios G. Saffos of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Jeremy Andrus, Chief Executive Officer, TGPX Holdings I LLC

Thomas Burton, General Counsel, TGPX Holdings I LLC

B. Shayne Kennedy, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP

Meredith L. Mackey, Fried, Frank, Harris, Shriver & Jacobson LLP